Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

December 9, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

Met Investors Series Trust

(Legg Mason ClearBridge Aggressive Growth Portfolio)

CIK: 0001126087

(333-170586)

Dear Ms. White:

This letter responds to your comments received on November 29, 2010 with respect to the above-referenced N-14 filed on November 12, 2010. Set forth below is each comment and Met Investors Series Trust’s response thereto.

1.	Comment: Reconcile the disclosure on pages 5, 8, 25, 27 and 35 that the costs will be split 75%/25% with the Agreement and Plan which states that the costs will be split equally.

Response: The disclosure in the Agreement and Plan has been revised to reflect the appropriate allocation of costs.

2.	Comment: On page 8, the prospectus/proxy statement states that Value Equity may sell securities before the reorganization. If the repositioning costs will be material, please state the amount.

Response: The repositioning costs are not expected to be material.

3.	Comment: Sullivan & Worcester’s legal opinion states that the shares will be validly issued if they are issued in accordance with the Plan, the 1940 Act, the 1933 Act, and state law. Please explain supplementally how the shares could be issued not in accordance with the Plan, etc. or delete this language from the opinion.

EDGAR Operations Branch

December 9, 2010

Response: We believe that the limitations in our opinion are appropriate and that they are consistent with the forms of opinions relied upon by other registrants. The limitations are appropriate because our opinion is dated several months before the shares will be actually issued, and, after the issuance of our opinion, we cannot necessarily control the actions of the registrant. Under the circumstances, we believe that it is appropriate to condition the opinion on the registrant’s compliance with the Agreement and Plan of Reorganization and other matters.

Moreover, we believe that the form of our opinion is consistent with those prepared by other knowledgeable law firms and filed by other fund groups. For example, in a Form N-14 filing made by BlackRock Funds II on December 6, 2010 (File No. 333-171002), counsel’s opinion states, in relevant part: “it is our opinion that the Shares, when issued and sold in accordance with the Trust’s Declaration and Resolutions and for the consideration described in the applicable Agreement and Plan of Reorganization, will be validly issued . . . .”

Similarly, in a filing on Form N-14 made by the Prudential Series Fund on August 24, 2009 (File No. 333-160785), counsel’s opinion bases its conclusion in relevant part on the assumption that the shares will be issued “in accordance with the terms and conditions set forth in the Plan [of Reorganization].”.

4.	Comment: In the pro forma financial statements, please provide a footnote disclosing the amount of the reorganization expenses and how they will be allocated.

Response: The requested language has been added to the pro forma financial statements.

5.	Comment: Please provide a Tandy representation.

Response: The Tandy representation appears at the end of this letter.

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EDGAR Operations Branch

December 9, 2010

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to call me at (202) 775-1207.

Very truly yours,

/s/ David C. Mahaffey
David C. Mahaffey